December 20, 2024

Brian Carrico
Chief Executive Officer
Neuraxis, INC
11611 N. Meridian Street, Suite 330
Carmel, IN 46032

       Re: Neuraxis, INC
           Registration Statement on Form S-3
           Filed December 13, 2024
           File No. 333-283798
Dear Brian Carrico:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Steven Lipstein, Esq.